

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

<u>Via E-mail</u>
Yahor Bryshtsel
Principal Executive Officer
Milestone International, Corp.
9 Tankovaya Street, Ste. 2
Kaliningrad, Russia, 236038

> **Re:** **Milestone International, Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 16, 2014**
> **File No. 333-190726**

Dear Mr. Bryshtsel:

We have reviewed your amended registration statement and response letter, and we have the following comment. References to prior comments are to those provided in our letter dated January 9, 2014.

<u>General</u>

1. In response to prior comment 1, you continue to advise that you believe that you are not a shell company. Nevertheless, since your offering is a best efforts offering with no minimum and you currently have limited assets and operations, please clarify in an appropriate place in your filing that there is a risk that you may be deemed a shell company, and discuss the consequences, if is determined that you have that status, including the following:

    - the restrictions on your ability to use registration statements on Form S-8,
    - the limitations on the ability of your security holders to rely on Rule 144,
    - the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition, and
    - the potential reduced liquidity or illiquidity of your securities and potential impacts on your financing activities.

2. At pages 27 and 25 you present the markings (**) and (***) respectively, however, those markings do not appear to be tied to any explanatory text. Please revise to communicate the purpose and effect of the marks.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
       W. Scott Lawler, Attorney at Law